Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen Missouri Premium Income Municipal Fund

811-07616


The annual meeting of shareholders was held in the offices of Nuveen Investments on November 15, 2011; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to
 December 16, 2011 and to January 31, 2012 at which the policy changes were approved by an affirmative vote of the shareholders.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the
SEC filing on October 14, 2011, under
Conformed Submission Type DEF 14A, accession number 0000950123-11-090055.